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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 40)

                             NATIONAL REALTY, L.P.
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                                (Name of Issuer)


                Units of Limited Partnership Interest ("Units")
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                         (Title of Class of Securities)


                                  637353-30-1
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                                 (CUSIP Number)


                               Robert A. Waldman
                     10670 N. Central Expressway, Suite 600
                              Dallas, Texas 75231
                                 (214) 692-4758
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 August 3, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 637353-30-1

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1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)

                American Realty Trust, Inc., FEI No. 54-0697989

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

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3)   SEC Use Only

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4)   Source of Funds (See Instructions)      OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]

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6)   Citizenship or Place of Organization    Georgia

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                    7)   Sole Voting Power             -0-

                    -----------------------------------------------------------
 Number of
Shares Bene-        8)   Shared Voting Power           -0-
 ficially
 Owned by           -----------------------------------------------------------
Each Report-
ing Person          9)   Sole Dispositive Power        -0-
  With
                    -----------------------------------------------------------

                    10)  Shared Dispositive Power      -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person     -0-

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

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13)  Percent of Class Represented by Amount in Row (11)     -0-

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14)  Type of Reporting Person (See Instructions)       CO


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CUSIP No. 637353-30-1

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1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)

               Basic Capital Management, Inc., FEI No. 75-2332719

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

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3)   SEC Use Only

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4)   Source of Funds (See Instructions)      OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]

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6)   Citizenship or Place of Organization    Nevada

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                    7)   Sole Voting Power             -0-

                    -----------------------------------------------------------
 Number of
Shares Bene-        8)   Shared Voting Power           -0-
 ficially
 Owned by           -----------------------------------------------------------
Each Report-
ing Person          9)   Sole Dispositive Power        -0-
  With
                    -----------------------------------------------------------

                    10)  Shared Dispositive Power      -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person     -0-

-------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

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13)  Percent of Class Represented by Amount in Row (11)     -0-

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14)  Type of Reporting Person (See Instructions)       CO


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CUSIP No. 637353-30-1

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1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)

                     ART Holdings, Inc., FEI No. 75-2663476

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

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3)   SEC Use Only

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4)   Source of Funds (See Instructions)      OO

-------------------------------------------------------------------------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]

-------------------------------------------------------------------------------

6)   Citizenship or Place of Organization    Nevada

-------------------------------------------------------------------------------

                    7)   Sole Voting Power             -0-

                    -----------------------------------------------------------
 Number of
Shares Bene-        8)   Shared Voting Power           -0-
 ficially
 Owned by           -----------------------------------------------------------
Each Report-
ing Person          9)   Sole Dispositive Power        -0-
  With
                    -----------------------------------------------------------

                    10)  Shared Dispositive Power      -0-

-------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     -0-

-------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

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13)  Percent of Class Represented by Amount in Row (11)     -0-

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14)  Type of Reporting Person (See Instructions)       CO


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ITEM 1. SECURITY AND ISSUER

     This Amendment No. 40 to Statement on Schedule 13D relates to the Units of Limited Partnership Interest ("Units") of NATIONAL REALTY, L.P., a Delaware limited partnership (the "Partnership" or the"Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 39 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of the Issuer are located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. The CUSIP number of the Units is 637353-30-1.

     At Special Meetings of the stockholders of American Realty Trust, Inc. ("ART") and Unitholders of the Partnership held on March 21, 2000, the security holders of each entity approved a proposal for a tax-free reorganization and combination of the ownership of the two entities by consolidation with and into American Realty Investors, Inc. ("ARL"). The consolidation was effectuated by closing on August 3, 2000, separate mergers of ART and the Partnership with and into wholly-owned subsidiaries of ARL with the result that ART and the Partnership became wholly-owned subsidiaries of ARL with the securities of ART and the Partnership converted into securities of ARL. At such closing, effective August 3, 2000, ART stockholders received 0.91 shares of ARL Common Stock in exchange for each share of ART Common Stock held, and the Partnership Unitholders (other than ART and its subsidiaries) received one share of ARL Common Stock for each Unit held. ART and the Partnership each continue business operations as wholly-owned subsidiaries of ARL with no change in management of the combined entities or their properties. With the consummation of the transaction, each of the "Reporting Persons" (as defined in Item 2 below) ceased to be holders of Units of the Partnership.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(f) This Amendment No. 40 is being filed on behalf of ART, Basic Capital Management, Inc., a Nevada corporation ("BCM"), and ART Holdings, Inc., a Nevada corporation ("AHI"), each of which continue to have their principal executive offices located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. All of ART, BCM and AHI are collectively referred to as the "Reporting Persons."

     The Reporting Persons filed an Original Statement on Schedule 13D and Amendments Nos. 1 through 39 thereto (all collectively the "Amended Statement"), Amendment 39 of which was filed with respect to an event occurring on June 15, 2000. All items set forth in this Amendment No. 40 are in addition to the information provided in the Amended Statements; accordingly, only the items which have changed since the filing of Amendment 39 are the subject of this Amendment No. 40. All information set forth in Item 2 of the


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Amended Statement as last reflected by Amendment No. 39 thereto remains correct as of the date of this Amendment No. 40.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (e) See Item 1 above for a description of the consolidation transaction and mergers which resulted in ART and the Partnership becoming wholly-owned subsidiaries of ARL effective August 3, 2000. The result of such transaction is that each of the Reporting Persons ceased to be holders of Units and each Unit
(i) held by BCM was converted into the right to receive one share of ARL Common Stock, and (ii) held by ART and AHI remained issued and outstanding; and as of the Effective Time of the merger, the Units ceased to be an "equity security" qualified to be registered pursuant to Section 12 of the Securities Exchange Act of 1934. Therefore, the date on which the Reporting Persons ceased to be the beneficial owner of more than 5% of the Units was August 3, 2000.


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                                   SIGNATURES

     After reasonable inquiry to the best of their respective knowledge and belief, the undersigned certified that the information set forth in this Amendment No. 40 to Statement on Schedule 13D is true, complete and correct.

     Dated: August 23, 2000.

                                              AMERICAN REALTY TRUST, INC.



                                              By:  /s/ Karl L. Blaha
                                                  ------------------------------
                                                   Karl L. Blaha, President


                                              BASIC CAPITAL MANAGEMENT, INC.



                                              By:  /s/ Karl L. Blaha
                                                  ------------------------------
                                                   Karl L. Blaha, President


                                              ART HOLDINGS, INC.



                                              By:  /s/ Karl L. Blaha
                                                  ------------------------------
                                                   Karl L. Blaha, President


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